                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 13E-3
                                 (RULE 13E-100)

           TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

                     RULE 13E-3 TRANSACTION STATEMENT UNDER
              SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

                          LYNCH INTERACTIVE CORPORATION
                                (NAME OF ISSUER)

                          LYNCH INTERACTIVE CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    551146103
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                         -----------------------------

                                  JOHN A. COLE
                          LYNCH INTERACTIVE CORPORATION
                            401 THEODORE FREMD AVENUE
                               RYE, NEW YORK 10580
                                 (914) 921-8821

       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
       NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                                    COPY TO:

                              DAVID J. ADLER, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                PARK AVENUE TOWER
                               65 EAST 55TH STREET
                            NEW YORK, NEW YORK 10022
                                 (212) 451-2300

This statement is filed in connection with (check the appropriate box):

a. [X]    The  filing of  solicitation  materials  or an  information  statement subject to Regulation 14A,  Regulation 14C, or Rule 13e-3(c) under the
          Securities Exchange Act of 1934.

b. [ ]    The filing of a  registration  statement  under the  Securities Act of
          1933.

c. [ ]    A tender offer.

d. [ ]    None of the above.

Check the following box if the  soliciting  materials or  information  statement referred to in checking box (a) are preliminary copies. [X]

Check the  following  box if the filing fee is a final  amendment  reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE
================================================================================
      TRANSACTION VALUATION(1)                       AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
             $352,000                                      $70.40
================================================================================

(1)      Calculated  solely for  purposes of  determining  the filing fee.  This amount assumes the acquisition of approximately 11,000 shares of Common
         Stock for $32.00 per share in cash in lieu of issuing fractional shares to  holders of less than one share  after the  proposed  reverse  stock split.

[X]      Check  Box if any  part  of the  fee is  offset  as  provided  by  Rule
         0-11(a)(2)  and identify the filing with which the  offsetting  fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:   $70.40          Filing Party:   Lynch Interactive
                                                          Corporation

Form or Registration No.: Schedule 13E-3     Date Filed:  April 18, 2005

                                  INTRODUCTION

            This Rule 13e-3  Transaction  Statement is being filed  concurrently with the filing of a preliminary  statement pursuant to Regulation 14A under the
Securities  Exchange  Act of 1934,  as amended,  which we refer to herein as the
Proxy Statement. The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. As of the date of this Schedule 13E-3,  the Proxy Statement is in preliminary  form and is subject to completion or  amendment.  Capitalized  terms used but not defined in this  Schedule  13E-3  shall  have  the  meanings  given  to them  in the  Proxy
Statement.

ITEM 1.     SUMMARY TERM SHEET.

            The  information  set forth in the Proxy Statement under the caption
            "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.     SUBJECT COMPANY INFORMATION.

            (a)  NAME AND  ADDRESS.  The name of the  subject  company  is Lynch
            Interactive Corporation, a Delaware corporation (the "Company"). The
            Company's  principal  executive  offices are located at 401 Theodore
            Fremd Avenue, Rye, New York 10580. The Company's telephone number is
            (914) 921-8821.

            (b) SECURITIES. The subject class of equity securities to which this
            Schedule  relates is the Company's  common stock,  par value $0.0001 per share (the  "Common  Stock"),  of which  2,752,251  shares  were issued and outstanding as of March 31, 2005.

            (c) TRADING MARKET AND PRICE. The information set forth in the Proxy
            Statement under the caption "Market Related  Information--Market for
            Common Stock" is incorporated herein by reference.

            (d)  DIVIDENDS.  The  information  set forth in the Proxy  Statement under the caption "Market Related  Information--Dividend  Policy" is incorporated herein by reference.

            (e) PRIOR PUBLIC OFFERINGS. The Company has not made an underwritten public  offering of the Common Stock for cash during the three years preceding the date of the filing of this Schedule 13E-3.

            (f) PRIOR STOCK  PURCHASES.  During the two years preceding the date of the filing of this Schedule  13E-3 the Company  purchased  38,400 shares in the open  market  in  accordance  with a Board  authorized stock  repurchase  plan.  The prices paid for the shares during this period ranged from $20.10 to $35.03. The average purchase price paid during each quarter during this period was as follows:

           Period                      Average Price of Stock Purchases

           1/1/05 to 3/31/05                    $31.53

           10/1/04 to 12/31/04                  $32.07

           7/1/04 to 9/30/04                    $32.53

           4/1/04 to 6/30/04                    $33.97

           1/1/04 to 3/31/04                    $26.11

           10/1/03 to 12/31/03                  $22.27

           7/1/03 to 9/30/03                    $25.67

           4/1/03 to 6/30/03                    $21.65

                                      -3-

ITEM 3.     IDENTITY AND BACKGROUND OF FILING PERSON.

            (a) NAME AND ADDRESS.  The filing person,  the Company,  is also the subject  company.  The Company's  address and  telephone  number are provided in Item 2(a) above. The executive officers and directors of the  Company  are set forth  below.  The  address of each  executive officer  and  director  is c/o Lynch  Interactive  Corporation,  401
            Theodore Fremd Avenue,  Rye, New York 10580 and the telephone number is (914) 921-8821.

            EXECUTIVE OFFICERS
            Mario J. Gabelli, Chairman and Chief Executive Officer
            Robert E. Dolan, Chief Financial Officer
            Evelyn C. Jerden, Senior Vice President - Operations
            John A. Cole, Vice President, Corporate Development,
               General Counsel and Secretary

            DIRECTORS
            Morris Berkowitz
            Paul J. Evanson
            John C. Ferrara
            Mario J. Gabelli
            Daniel R. Lee
            Lawrence R. Moats
            Salvatore Muoio

            (b) BUSINESS AND BACKGROUND OF ENTITIES. Not applicable.

            (c) BUSINESS AND BACKGROUND OF NATURAL PERSONS.  The information set forth in Item 3(a) above and in the Proxy  Statement under "Proposal
            No. 3 - Election of Directors" is incorporated  herein by reference.
            All of the Company's  directors  and  executive  officers are United
            States  citizens.  During the last five  years and to the  Company's knowledge, none of the Company's directors or executive officers has
            been  convicted  in  a  criminal   proceeding   (excluding   traffic
            violations  or  similar  misdemeanors),  or has  been a party to any judicial or administrative  proceeding (except for matters that were dismissed  without  sanction or settlement) as a result of which any such person was or is subject to a  judgment,  decree or final order enjoining future  violations of, or prohibiting  activities  subject to, federal or state  securities  laws or a finding of any violation of those laws.

ITEM 4.     TERMS OF THE TRANSACTION.

            (a) MATERIAL TERMS. The information set forth in the Proxy Statement under "Summary Term Sheet,"  "Proposal No. 1 - Amendment to Restated
            Certificate  of  Incorporation  To  Effect a Reverse  Stock  Split,"
            "Special  Factors"  and "Other  Matters" is  incorporated  herein by reference.

            (c)  DIFFERENT  TERMS.  The  information  set  forth  in  the  Proxy
            Statement under "Summary Term Sheet" and "Special Factors--Structure of Proposal" is incorporated herein by reference.

            (d)  APPRAISAL  RIGHTS.  The  information  set  forth  in the  Proxy
            Statement under "Other Matters--Appraisal and Dissenters' Rights" is incorporated herein by reference.

            (e) PROVISIONS FOR UNAFFILIATED  SECURITY  HOLDERS.  The Company has
            not made any provision in connection  with the  transaction to grant unaffiliated  security  holders  access to the  Company's  corporate files or to obtain  counsel or appraisal  services at the  Company's expense.

            (f) ELIGIBILITY FOR LISTING OR TRADING. The information set forth in
            the  Proxy   Statement  under  "Summary  Term  Sheet"  and  "Special
            Factors--Structure  of  Proposal--Effects  on Lynch  Interactive" is
            incorporated herein by reference.

                                      -4-

ITEM 5.     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

            (a)  TRANSACTIONS.  The information set forth in the Proxy Statement under "Transactions with Certain Affiliated Persons" is incorporated herein by reference.

            (b) SIGNIFICANT CORPORATE EVENTS. Not applicable.

            (c) NEGOTIATIONS OR CONTACTS. Not applicable.

            (e)  AGREEMENTS  INVOLVING  THE SUBJECT  COMPANY'S  SECURITIES.  The
            information  set  forth  in  the  Proxy  Statement  under  "Security
            Ownership  of  Certain   Beneficial   Owners  and   Management"   is
            incorporated herein by reference.

ITEM 6.     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

            (b) USE OF SECURITIES  ACQUIRED.  The  information  set forth in the
            Proxy   Statement   under   "Summary   Term   Sheet"  and   "Special
            Factors--Structure  of  the  Proposal"  is  incorporated  herein  by reference.

            (c) PLANS.

                 (1)  None.

                 (2)  None

                 (3)  The  information  set forth in the Proxy  Statement  under
                      "Summary  Term Sheet" and "Special  Factors--Structure  of
                      the Proposal" is incorporated herein by reference.

                 (4)  None.

                 (5)  None.

             (6)-(8)  The  information  set forth in the Proxy  Statement  under
                      "Summary Term Sheet," "Special  Factors--Background of the
                      Proposal,"   "Special  Factors  -  Purpose  of  Proposal,"
                      "Special  Factors--Structure  of the  Proposal,"  "Special
                      Factors--Advantages   of  the   Proposal"   and   "Special
                      Factors--Disadvantages  of the  Proposal" is  incorporated herein by reference.

ITEM 7.     PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

            (a) PURPOSES. The information set forth in the Proxy Statement under
            "Special Factors--Purpose of the Proposal" is incorporated herein by reference.

            (b)  ALTERNATIVES.  The information set forth in the Proxy Statement under  "Special  Factors--Alternative  Transactions  Considered"  is
            incorporated herein by reference.

            (c) REASONS.  The information set forth in the Proxy Statement under
            "Summary Term Sheet," "Special Factors--Purpose of the Proposal" and
            "Special Factors--Advantages of the Proposal" is incorporated herein by reference.

            (d) EFFECTS.  The information set forth in the Proxy Statement under
            "Summary Term Sheet," "Proposal No. 1--Amended Restated  Certificate
            of   Incorporation   to  Effect   Reserve  Stock  Split,"   "Special
            Factors--Purpose  of the Proposal," "Special  Factors--Structure  of
            the Proposal" and "Other  Matters--Federal Income Tax Consequences,"
            is incorporated herein by reference.

                                      -5-

ITEM 8.     FAIRNESS OF THE TRANSACTION.

            (a) FAIRNESS and (b) FACTORS CONSIDERED IN DETERMINING FAIRNESS. The
            information  set forth in the Proxy  Statement  under  "Summary Term
            Sheet,"  "Special   Factors--Opinion   of  Financial  Advisor,"  and
            "Special   Factors--Fairness   of  the  Reverse   Stock   Split"  is
            incorporated herein by reference.

            (c) APPROVAL OF SECURITY HOLDERS,  (d) UNAFFILIATED  REPRESENTATIVES
            and (e)  APPROVAL OF  DIRECTORS.  The  information  set forth in the
            Proxy  Statement  under  "Special  Factors--Fairness  of the Reverse
            Stock Split" is incorporated herein by reference.

            (f) OTHER OFFERS. Not applicable.

ITEM 9.     REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

            (a) REPORT,  OPINION OR  APPRAISAL,  (b) PREPARER AND SUMMARY OF THE
            REPORT, OPINION OR APPRAISAL and (c) AVAILABILITY OF DOCUMENTS.  The
            information   set  forth  in  the  Proxy  Statement  under  "Special
            Factors--Opinion  of Financial  Advisor" is  incorporated  herein by reference.

ITEM 10.    SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

            (a) SOURCE OF FUNDS,  (b) CONDITIONS,  (c) EXPENSES and (d) BORROWED
            FUNDS. The information set forth in the Proxy Statement under "Other
            Matters--Costs/Source  of Funds and Expenses" is incorporated herein by reference.

ITEM 11.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

            (a) SECURITIES  OWNERSHIP.  The  information  set forth in the Proxy
            Statement under "Security Ownership of Certain Beneficial Owners and
            Management" is incorporated herein by reference.

            (b) SECURITIES TRANSACTIONS.  The Company has not and to the best of the Company's knowledge, none of its directors or executive officers has, effected any transaction in the Common Stock during the 60 days preceding the date of filing this Schedule 13E-3.

ITEM 12.    THE SOLICITATION OR RECOMMENDATION.

            (d) INTENT TO TENDER OR VOTE IN A GOING-PRIVATE  TRANSACTION and (e)
            RECOMMENDATIONS  OF OTHERS.  The  information set forth in the Proxy
            Statement  under "Other  Matters--Special  Interests  of  Affiliated
            Persons in the  Transaction" and "Other  Matters--Recommendation  of
            Our Board of Directors" is incorporated herein by reference.

ITEM 13.    FINANCIAL STATEMENTS.

            (a) FINANCIAL  INFORMATION.  The audited  financial  statements  and unaudited interim financial statements are incorporated by reference in the Proxy Statement from the Company's Annual Report on Form 10-K for the year ended  December 31, 2004, as filed with the  Securities and Exchange Commission on April 1, 2005.

            (b) PRO FORMA INFORMATION. Not applicable.

ITEM 14.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

            (a) SOLICITATIONS OR RECOMMENDATIONS and (b) EMPLOYEES AND CORPORATE
            ASSETS. The information set forth in the Proxy Statement under "Cost of Proxy Solicitation" is incorporated herein by reference.

                                      -6-

ITEM 15.    ADDITIONAL INFORMATION.

            The  information  contained in the Proxy  Statement,  including  all appendices attached thereto, is incorporated herein by reference.

ITEM 16.    EXHIBITS.

            (a) Preliminary  Proxy  Statement of the Company,  together with the proxy card.

            (b) Not applicable

            (c) Opinion of Caymus  Partners LLC, dated April 17, 2005 (set forth as Exhibit B to the Proxy Statement).

            (d) Voting  Agreement  between MJG-IV Limited  Partnership and Mario
                J. Gabelli to vote 480,000 shares of common stock.

            (f) Not applicable.

            (g) Not applicable.

                                      -7-

                                    SIGNATURE

            After due inquiry  and to the best of my  knowledge  and  belief,  I certify that the information  set forth in this statement is true,  complete and correct.

Dated: April 18, 2005

                                                  /s/ Robert E. Dolan
                                                  -----------------------------
                                                  Name: Robert E. Dolan
                                                  Title: Chief Financial Officer

                                      -8-

                                  EXHIBIT INDEX

EXHIBIT                             DESCRIPTION

(a)            Proxy Statement, together with the proxy card.*

(c)            Opinion of Caymus  Partners LLC,  dated April 17, 2005 (set forth as Exhibit B to the Proxy Statement).*

(d)            Voting  Agreement  between MJG-IV Limited  Partnership  and Mario
               J. Gabelli to vote 480,000 shares of common stock.

----------
*  Incorporated  by  reference to the  Company's  Schedule  14A,  filed with the
   Securities and Exchange Commission on April 19, 2005.

                                      -9-

                                VOTING AGREEMENT

     THIS VOTING AGREEMENT (this "Agreement") is made and entered into as of the
17th day of January,  2004 (the "Effective Date"), by and between MJG-IV LIMITED
PARTNERSHIP, a New York limited partnership ("MJG-IV") and Mario J. Gabelli (the
"Proxy  Holder").  In  consideration  of the agreements and mutual covenants set forth herein, the parties agree as follows:

     1.  Appointment of Proxy Holder.  MJG-IV hereby grants to the Proxy Holder, simultaneously with the execution of this Agreement,  its proxy, with full power of substitution, and grants the Proxy Holder complete control over all rights to vote or consent  (including  rights to be present or absent for quorum purposes)
with  respect to the 480,000  shares  (the  "Shares")  of common  stock of Lynch
Interactive Corporation (the "Company") that MJG-IV is purchasing from the Proxy
Holder in accordance with the terms of that certain Stock Option Agreement dated
December 4, 2003,  between Mario J. Gabelli and M4E, L.L.C., of which the rights of M4E, L.L.C. thereunder were assigned to MJG-IV.

     2. Irrevocable Proxy.

     (a) The irrevocable  proxy created hereby shall expire on January 16, 2007, or upon the Proxy Holder's  death,  if earlier,  and throughout  such period the
Proxy  Holder  shall  have the  exclusive  right to vote the  Shares  or to give written  consents in lieu of voting  thereon,  subject to any  limitation on the right to vote contained in the certificate of incorporation  of the Company,  or other  certificate filed pursuant to law, in person or by proxy, at all meetings of the stockholders of the Company,  and in all proceedings  wherein the vote or written consent of stockholders may be required or authorized by law, subject to such instructions as are contained in this Agreement.  (b) The Proxy Holder may, in his sole and absolute  discretion,  terminate  this  Agreement on thirty (30)
days notice.

     3. Dividends. Notwithstanding anything to the contrary contained herein, at all times MJG-IV  shall be entitled to receive  payments of  dividends,  if any, upon their Shares. If any dividend in respect of the Shares is paid, in whole or in part, in stock of the Company having general voting powers,  the Proxy Holder shall likewise have voting power,  subject to the terms of this  Agreement,  for stock which is received on account of such dividend.

     4.  Dissolution  of Company.  In the event of the  dissolution  or total or partial  liquidation of the Company,  whether  voluntary or involuntary,  MJG-IV shall receive the moneys,  securities,  rights, or property to which the holders of the capital stock of the Company are entitled.

     5. Rights of Proxy Holder.

     (a) The Proxy Holder shall have the right,  subject to the  provisions  set forth in this Agreement,  to exercise,  in person or by his nominees or proxies, all of MJG-IV's voting rights and powers in respect of all stock hereunder,  and to take part in or consent to any corporate or stockholders'  action of any kind whatsoever.  The right to vote shall  include the right to vote for the election of directors,  and in favor of or against any  resolution or proposed  action of any character  whatsoever,  which may be presented at any meeting or require the consent of stockholders of the Company.  Without limiting such general right, it
is  understood   that  such  action  or  proceeding  may  include,   upon  terms
satisfactory  to  the  Proxy  Holder,  or to his  nominees  or  proxies  thereto appointed  by him, the  mortgaging  of,  creating a security  interest in and/or pledging of all or any part of the property of the Company; the lease or sale of all or any part of the property of the Company;  the  commencement  of voluntary bankruptcy or similar insolvency proceedings by the Company; the commencement of any  business  by the  Company  other  than  as  stated  in its  certificate  of incorporation in effect on the date hereof;  the amendment of the certificate of
incorporation  of  the  Company;   the  dissolution  of  the  Company;   or  the
consolidation, merger, reorganization, or recapitalization of the Company.

     (b) In voting  the stock held by him  hereunder  either in person or by his nominees or proxies, the Proxy Holder shall exercise his best judgment to select suitable directors of the Company, and, in voting upon any matters that may come before him at any  stockholders'  meeting,  the Proxy Holder shall exercise like judgment.

     6.   Severability.   Any   provision  of  this   Agreement   prohibited  or
unenforceable  under any applicable law of any  jurisdiction  shall,  as to such
jurisdiction,   be   ineffective   to  the   extent  of  such   prohibition   or
unenforceability  without invalidating the remaining provisions hereof, any such prohibition  or  unenforceability  in any  jurisdiction  shall not invalidate or render unenforceable such provisions in any other jurisdiction.  Where, however, the conflicting  provisions of any such  applicable law may be waived,  they are hereby waived by the parties hereto to the full extent  permitted by law, to the end that this Agreement shall be enforceable as written.

     7. Successors. This Agreement shall be binding upon, and shall inure to the
benefit  of,  the  parties  hereto  and  their  respective   heirs,   executors,
administrators, representatives, successors and assigns.

     8.  Modification  and  Amendment.  This  Agreement  may not be  modified or amended except by a writing signed by each of the parties  hereto.  9. Governing
Law.  This  Agreement  shall be  governed  by, and  construed  and  enforced  in accordance  with,  the laws of the State of New  York.  10.  Counterparts.  This
Agreement  may be  executed in several  counterparts,  each of which shall be an original,  and such counterparts shall together  constitute but one and the same instrument.

     11.  Pronouns.  Whenever the context may require,  any pronouns used herein shall be deemed also to include the corresponding neuter,  masculine or feminine forms.

     12.  Headings.  The  headings  in this  Agreement  are for  convenience  of reference only and shall not constitute a part of this Agreement, nor shall they affect their meaning, construction or effect.

     13. Further Assurances.  Each party shall cooperate and take such action as may be  reasonably  requested  by  another  party  in  order  to  carry  out the provisions  and purposes of this  Agreement  and the  transactions  contemplated hereby.

     14. Entire Agreement.  This Agreement represents the entire agreement among the parties with respect to the subject  matter hereof and  supersedes all prior agreements and  understandings,  written or oral, among the parties with respect to the subject matter hereof.

     IN WITNESS WHEREOF, the parties hereto have executed this Proxy on the date first mentioned above.

--------------------------
Mario J. Gabelli, Proxy Holder

MJG-IV LIMITED PARTNERSHIP

By: ----------------------